

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

James Parslow
Chief Financial Officer
Xenetic Biosciences, Inc.
40 Speen Street, Suite 102
Framingham, MA 01701

> **Re: Xenetic Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2019**
> **File No. 333-231508**

Dear Mr. Parslow:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Recent Developments
XCART Technology, page 2

1.   We note your disclosure on page 3 that one of the closing conditions to the Transaction is that you have "adequate financing" to fund your future working capital obligations following the closing. Please revise to provide quantitative information regarding this closing condition, and disclose the amount of proceeds from this offering necessary to satisfy this closing condition here and in your Use of Proceeds section. In addition, if the proceeds from this offering are inadequate to satisfy the closing conditions of the Transaction, please disclose how you plan to obtain the necessary financing.

Exhibit Index, page II-8

2.	Please revise your Exhibit Index to clarify that portions of Exhibit 2.1 are subject to a confidential treatment order and that the confidential materials have been omitted and filed separately with the Securities and Exchange Commission. In addition, please incorporate Exhibit 2.1 by reference to Exhibit 2.1 of the Form 8-K filed on March 4, 2019.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

				Sincerely,

				Division of Corporation Finance
				Office of Healthcare & Insurance